Exhibit 99.2

PPDAI Group Inc. Announces up to US$60 Million Share Repurchase Program

SHANGHAI, March 21, 2018 /PRNewswire/ – PPDAI Group Inc. (“PPDAI,” “Paipaidai,” or the “Company”) (NYSE: PPDF), a leading online consumer finance marketplace in China, today announced that effective March 21, 2018, the board of directors of the Company (the “Board”) approved a share repurchase program whereby PPDAI is authorized to repurchase its own Class A ordinary shares in the form of American depositary shares (“ADS”) with an aggregate value of up to US$60 million during the next twelve-month period.

Mr. Jun Zhang, Chairman and Chief Executive Officer of PPDAI, said, “The Board’s authorization of a share repurchase program reflects our continued efforts to maximize shareholders value, and we are proud that our strong cash generating ability allows us to hold true to our commitment. With the enormous demand driven by the rapid transformation of China’s economy and our leadership position in the market, we remain confident in the health and long-term outlook of the Company.”

The proposed share repurchase may be effected on the open market at prevailing market prices, depending on a number of factors, including, but not limited to, share price, trading volume and general market conditions, along with PPDAI’s working capital requirements, general business conditions and other factors, as well as subject to applicable rules of Rule 10b5-1 and/or Rule 10b-18 under the Securities Exchange Act of 1934, as amended. PPDAI plans to fund the repurchases out of its existing cash balance or future cash provided by operating activities.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "target," "confident" and similar statements. Such statements are based upon management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to the Company's ability to attract and retain borrowers and investors on its marketplace, its ability to increase volume of loans facilitated through the Company's marketplace, its ability to introduce new loan products and platform enhancements, its ability to compete effectively, laws, regulations and governmental policies relating to the online consumer finance industry in China, general economic conditions in China, and the Company's ability to meet the standards necessary to maintain listing of its ADSs on the NYSE, including its ability to cure any non-compliance with the NYSE's continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and PPDAI does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About PPDAI Group Inc.

PPDAI is a leading online consumer finance marketplace in China with strong brand recognition. Launched in 2007, the Company is the first online consumer finance marketplace in China connecting borrowers and investors. As a pioneer in China’s online consumer finance marketplace, the Company benefits from both its early-mover advantages and the invaluable data and experience accumulated throughout multiple complete loan lifecycles. The Company’s platform, empowered by its proprietary, cutting-edge technologies, features a highly automated loan transaction process, which enables a superior user experience, as evidenced by the rapid growth of the Company’s user base and loan origination volume. As of December 31, 2017, the Company had over 65 million cumulative registered users.

For more information, please visit http://ir.ppdai.com.

For investor and media inquiries, please contact:

In China:
PPDAI Group Inc.
Sally Huo / Jimmy Tan
Tel: +86 (21) 8030 3200-8601
E-mail: ir@ppdai.com

The Piacente Group, Inc.

Ross Warner

Tel: +86 (10) 5730-6200

E-mail: paipaidai@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Alan Wang

Tel: +1-212-481-2050

E-mail: paipaidai@tpg-ir.com